                                                                       Exhibit 2


CANWEST GLOBAL COMMUNICATIONS CORP.

INTRODUCTION

Market conditions during the quarter ended November 30, 2002 showed continued improvement from the previous quarter. Both revenues and operating profits (EBITDA) were higher than for the same period in 2002, with an operating profit improvement of 9% when the comparison is made on a same asset (pro-forma) basis. Improvement in operating results was evident at the Company's international broadcasting operations, particularly in the South Pacific where television operations in Australia and New Zealand recorded significant revenue and EBITDA improvements. Economic indicators and feedback from both television and newspaper advertising markets suggest that the improvement in operating results should continue through the current fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE COMPANY

The Company is a Canadian-based, multi-platform international media company. CanWest owns or has a controlling or substantial interest in operations in the television broadcasting industries in Canada, Australia, New Zealand, Ireland and the United Kingdom, the radio broadcasting industry in New Zealand, the newspaper publishing industry in Canada, and has an interest in the out-of-home advertising industry in Australia and South East Asia. The Company owns internet properties that support these media assets including canada.com. CanWest is also a producer and international distributor of feature films and television programming.

The following discussion is based on the Company's consolidated results for the three month period ended November 30, 2002. Comparisons with the prior year's results are affected by corporate development initiatives and accordingly, the Company also provides pro forma comparatives for revenue and EBITDA. Pro forma revenue and EBITDA reflect the sale of certain publishing interests in Saskatchewan and Atlantic Canada to GTC Transcontinental in August 2002 as if it had occurred at the beginning of fiscal 2002.

The following is a reconciliation of actual revenue and EBITDA to proforma revenue and EBITDA for the three months ending November 30, 2001:

                                                 Revenue                  EBITDA(1)
                                                  $000                      $000
As reported                                      642,580                   171,090
Publishing properties divested                   (26,329)                   (8,607)
                                                 -------                   -------
Proforma                                         616,251                   162,483

ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company's interest in Network TEN's net earnings (before interest on subordinated debentures) is included in consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by any interest on subordinated debentures and dividends received by the Company.

TRENDS

The Company has historically derived more than 80% of its revenue from advertising in Canada. For that reason, the Company's results typically reflect overall activity in the economy. Advertising markets in North America and throughout the world recovered in the second half of fiscal 2002. Results for the first quarter of 2003 appear to confirm that the Canadian economy has rebounded with a more rapid resumption of economic growth than in other major economies.

Feedback from both television and newspaper advertising markets suggests that the improvement in operating results evident in the first quarter should continue through the current fiscal year. Advance bookings for the second quarter of fiscal 2003 indicate a sustained strengthening of the television advertising market, with a similar trend now evident for newspapers as well.

(1) EBITDA is not a recognized measure under Canadian GAAP. Management believes that in addition to net income, EBITDA is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance. The Company's methodology in calculating EBITDA may differ from other companies' and, accordingly, EBITDA may not be comparable to measures used by other companies.

                               2003 INTERIM REPORT TO SHAREHOLDERS
                                    FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

CanWest's Canadian television stations and metropolitan newspapers remained the most highly rated and most read properties in their respective markets and it is management's opinion that this leadership position has been instrumental in helping the Company's revenue and operating profit rebound quickly from the effects of the economic slowdown in the first half of fiscal 2002.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

Consolidated revenue for the quarter was $634 million compared to $616 million last year on a pro forma basis, an increase of 3%. Consolidated operating profit (EBITDA) for the quarter was $177 million, up 9% from the $162 million generated by the same properties on a pro forma basis in the first quarter of 2002. Actual EBITDA for the first quarter last year was $171 million, and included the contribution from properties sold to GTC Transcontinental in August 2002. Cash flow from operations before changes in non-cash working capital and investment in and amortization of film and television programs for the first quarter was $101 million or $0.57 per share, up 26% from the $80 million or $0.45 per share recorded in the corresponding period last year.

Canadian television revenue, including the Prime specialty channel, increased by $12 million or 6%, to $213 million for the quarter. Canadian broadcast operating profit (EBITDA) increased by $6 million or 8% to $82 million. Market data provided by the Bureau of Broadcast Measurement indicates that Global Television stations continue to lead the ratings in prime time. Global Television ranked first for the season in the 18-49 demographic winning all 16 weeks overall, and winning 14 of 16 weeks in primetime. Global Ontario had 10 of the top 20 programs in the 18-49 demographic, including the number one rated show, Survivor V, Thailand. Survivor was also the number one show across all demographics. Similarly, Global led the prime time ratings in Vancouver, with 12 of the top 20 programs.

Canadian television operating expenses were up by $5 million or 4% in the first quarter compared to last year. This primarily reflects increased programming costs arising from new programs that continue to drive ratings and the timing of releases of first run U.S. network series. This includes the continuation of the top ranked Survivor series and popular continuing series such as Friends, Everybody Loves Raymond and 24 which airs on the Company's CH stations.

Publications revenue for the first quarter was $314 million, up slightly from the pro forma revenues of $313 million last year. Run of press linage continues to be flat overall but with some upward trends through the reporting period in the retail and national sectors. The quarter was affected negatively by a labour shutdown at the Victoria Times-Colonist which began at the beginning of the reporting period and continued through the first week of November 2002.

Publications EBITDA for the first quarter increased by 2%, to $82 million from the $81 million recorded for the same period last year on a pro forma basis.

Newsprint costs at CanWest Publications were down $9 million for the quarter compared to last year, reflecting both volume and price reductions.

CanWest's share of first quarter revenue from TV3 in Ireland in local currency was up 8% to 13 million compared to the same period in 2002. EBITDA was E 3 million, up 4% over the same three months last year.

Results for TV3 and TV4 in New Zealand improved substantially for the quarter, due to a combination of an improving New Zealand economy, a stronger New Zealand dollar, and increasing audience ratings at TV3. Television revenue was 25% higher than the same quarter one year ago increasing to NZ$35 million from NZ$28 million. EBITDA improved dramatically, increasing by NZ$9 million to NZ$10 million. New Zealand radio revenue of NZ$24 million was about the same as last year in local currency terms, with EBITDA NZ$7.1 million, 10% higher than the same quarter last year. In Canadian dollars, radio operations in New Zealand contributed EBITDA of $5 million in the quarter, while New Zealand television operations reported an increase in EBITDA to $7 million from $1 million a year ago. Results from New Zealand were translated at $0.75, 15% higher than the rate of translation in the same quarter last year.

Fireworks Entertainment, CanWest's feature film and program production and distribution division, continued to be affected by a weak international distribution market, particularly in Europe, and the fact that it had no major feature film releases during the quarter. EBITDA declined to $2 million for the quarter compared to $4 million in the same quarter last year. Revenue was also down by 16% to $48 million. During the reporting period Fireworks finalized a $172 million ($US 110 million) stand-alone credit facility that will enable the company to finance future television and feature film projects.

Corporate and development costs increased marginally over the first quarter in 2003 to $5 million.

CANWEST GLOBAL COMMUNICATIONS CORP.

Financing costs were $92 million in the quarter, compared to $105 million for the three months ending November 30, 2001, reflecting lower debt levels and interest rates.

Depreciation and amortization cost for the quarter totaled $25 million, compared to $23 million for the same three months in 2002. Income taxes totaled $18 million for the quarter, compared to $20 million for the same quarter last year. The effective tax rate for the 3 months ended November 30, 2002 at 29% is significantly less than the statutory rate of approximately 39% primarily as a result of the effect of tax loss carry forwards which were not recognized in prior years.

The Company's interest in income from Network TEN was $26 million, an increase of $6 million, or 33%, over the same period last year. Television revenue at Network TEN, was A$193 million for the quarter, compared to revenue of A$161 million last year. Television EBITDA at TEN increased by 24%, to A$74 million in the first quarter of 2003 compared to the A$60 million during the same period last year. Our share of revenue and EBITDA were improved 29% to $96 million and 34% to $37 million, respectively. Average rates of exchange of Australian dollars to Canadian dollars were 8% higher for the quarter in 2003 compared to the same period in 2002.

TEN's recent ratings gains, attributed to locally produced Big Brother and the success of its other Australian drama and sports programming, continued through the first quarter and into the current quarter. Network TEN's strong ratings translated into increased revenue share of the overall TV advertising market in Australia.

Eye Corp. generated revenue of A$21 million in the quarter, down 11% from the same quarter last year. EBITDA for the quarter was A$2 million, a decrease from the A$3 million recorded in the same quarter a year earlier.

CanWest reported net earnings of $68 million or $0.39 per share for the quarter. Net earnings reported for the same quarter last year were $108 million or $0.61 per share. The net earnings result last year included a gain on the sale of CKVU, which added $63 million to the result. Excluding this gain, net earning in the current period represent an increase of $23 million over last year's reported results.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before investment and amortization of film and television programs and changes in non-cash working capital amounted to $101 million for the three months ending November 30, 2002, $21 million higher than in the same period last year.

Changes in non-cash working capital amounted to a use of funds of $185 million for the three months compared to a use of $150 million for the same quarter last year.

Capital spending in the first quarter totaled $5 million compared to $14 million for the same quarter last year. Current year capital spending reflects normal repair and replacement expenditures.

The Company made principal debt repayments totaling $40 million in the first quarter and received advances under the Fireworks loan facility of $89 million. Scheduled repayments of the Company's senior credit facility amount to $127 million over the next twelve months.

In December 2002, the Company redeemed its Series 2 Preference Shares for cash of $57.7 million. Also in December, the Company received an interim distribution on interest and dividends from Network TEN totaling $30 million.

Usage, including outstanding letters of credit under the Company's senior credit facility at November 30, 2002 was $1,840 million, leaving unused negotiated credit of $492 million at November 30, 2002.

The Company has entered into currency and interest rate swaps under its senior indebtedness. The average cost of debt, including the junior subordinated notes, after taking into account other financial instruments in place was 10%.

Total long-term debt of $3,588 million includes $977 million in junior subordinated notes, which bear interest payable in kind through November 2005. Total drawn debt from third parties at Fireworks at November 30, 2002 was $89 million. Network TEN had drawn A$395 million of its A$700 million credit facility and had cash on hand of A$51 million at November 30, 2002. Senior leverage under the Company's senior credit facility was 3.67 times EBITDA for the 12 months ended November 30, 2002, compared to a covenant of 4.75 times and for the same period total leverage was 5.1 times EBITDA compared to a covenant of 5.75 times. In addition, the Company had cash and short term investments amounting to $31 million at November 30, 2002.

                               2003 INTERIM REPORT TO SHAREHOLDERS
                                    FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

OUTLOOK

Markets for all operating units have strengthened considerably in the first quarter of 2003 in particular the television operations in Canada, Australia and New Zealand. The Company expects this positive trend to continue for the next quarter and the balance of the fiscal year.

Advanced bookings for television indicate continued strong advertiser demand in fiscal 2003. Global Television continues to lead ratings, particularly in prime time, in the key markets of Toronto and Vancouver The Company's flagship national news program Global National with Kevin Newman has been embraced by Canadian television audiences and has surpassed the audience numbers of the CBC National, and is closing in on the CTV National newscast.

Overall newspaper advertising linage remains flat but improvements in certain sectors, particularly national and retail advertising during the reporting period suggest improvements overall in future months and should contribute to increased EBITDA of our newspaper assets going forward. The newspapers are maintaining the lower cost base achieved through operating improvements made over the past 18 months. Circulation remains stable in general and is increasing in some markets, notably Montreal where the bringing online a new printing press provided an opportunity to re-launch the Gazette during the first quarter of fiscal 2003.

The Company's six new digital specialty channels have remained among the most popular among Canadian digital television subscribers with 2.6 million subscribers. These new stations will become increasingly important as the number of subscribers to digital television services continues to grow and advertisers respond to the unique ability of specialty channels to access niche markets. As well new channels now in planning stages should increase CanWest's footprint among the digital services in the second and third quarter of fiscal 2003.

The Company will also enter the radio market in Canada in the third quarter of fiscal 2003 with the launch of COOL 99.1 FM in Winnipeg. The Company has also filed applications with the Canadian Radio-television and Telecommunications Commission for additional radio stations. Management believes the addition of radio to the already comprehensive offering of conventional and digital television, newspapers and online properties, will further enhance CanWest's offering to Canadian advertisers.

The Company's interactive properties have been realigned to include Infomart, an online news archives subscriber service, and FP Data Group, a financial data subscriber service. CanWest web sites attracted 2.4 million unique visitors in October, 2002, making canada.com the most visited Canadian owned news site.

As previously stated, reducing corporate debt remains the top priority of the Company. Subsequent to the reporting period the Company announced an agreement had been reached to sell our community newspapers in Southern Ontario, including four small daily newspapers and associated properties to Osprey Media. The sale, which is expected to close in mid-February 2003, is for $193.5 million, which will be used to reduce corporate debt.

CanWest's other immediate priorities are to pursue additional operational efficiencies and cost reductions at all units; to build on the progress already made in integrating television, publishing and interactive assets as complementary and mutually supportive media businesses, to expand its national and local multi-platform advertising sales, and to complete the corporate services projects that will provide both cost savings and improved service to internal and external clients.

FORWARD LOOKING STATEMENTS

Certain statements in this report may constitute forward-looking statements. Such forward looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

[PRICEWATERHOUSECOOPERS LOGO]

                                                     PricewaterhouseCoopers LLP
                                                     Chartered Accountants
                                                     One Lombard Place
                                                     Suite 2300
                                                     Winnipeg Manitoba
                                                     Canada R3B 0X6
                                                     Telephone +1 (204) 926 2400
                                                     Facsimile +1 (204) 944 1020

TO THE AUDIT COMMITTEE OF
CANWEST GLOBAL COMMUNICATIONS CORP.

January 17, 2003, except for note 8 which is of April 3, 2003 and the revision to note 10 which is as of June 6, 2003

In accordance with our engagement letter dated January 10, 2003, we have reviewed the accompanying interim consolidated balance sheet of CANWEST GLOBAL COMMUNICATIONS CORP. (the "Company") as at November 30, 2002, and the related interim consolidated statements of earnings, retained earnings and cash flows for the three months then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

Our previous report dated January 17, 2003 has been withdrawn and the financial information in accordance with the United States Generally Accepted Accounting Principles in note 10 has been revised as described under the headings Revision to 2002 and prior period's information.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

                               2003 INTERIM REPORT TO SHAREHOLDERS
                                    FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands of Canadian dollars)

                                                                            As of
                                                            ----------------------------------
                                                            November 30,            August 31,
                                                               2002                    2002
ASSETS
Current Assets
Cash                                                            31,489                  61,090
Accounts receivable                                            607,685                 470,246
Income taxes recoverable                                        16,858                  33,334
Inventory                                                       14,908                  19,836
Investment in film and television programs                      92,462                  98,096
Future income taxes                                             29,174                  30,013
Other                                                           13,086                  13,726
                                                             ---------               ---------
                                                               805,662                 726,341
Investment in Network TEN                                       31,005                   4,494
Other investments                                              162,583                 162,361
Investment in film and television programs                     366,551                 317,176
Property, plant and equipment                                  670,315                 679,224
Other assets                                                   104,686                 103,975
Intangibles                                                  1,101,373               1,096,458
Goodwill                                                     2,632,033               2,631,099
                                                             ---------               ---------
                                                             5,874,208               5,721,128
                                                             =========               =========
LIABILITIES
Current Liabilities
Bank loans and advances                                         27,858                       -
Accounts payable                                               155,401                 164,988
Accrued liabilities                                            194,348                 227,104
Film and television program accounts payable                    57,414                  64,834
Deferred revenue                                                68,874                  60,596
Current portion of long term debt                              154,465                 172,753
                                                             ---------               ---------
                                                               658,360                 690,275

Long term debt                                               3,433,225               3,337,163
Other accrued liabilities                                       82,842                  86,217
Future income taxes                                            438,157                 431,562
                                                             ---------               ---------
                                                             4,612,584               4,545,217
                                                             ---------               ---------
SHAREHOLDERS' EQUITY
Capital stock                                                  896,439                 896,422
Contributed surplus                                              3,647                   3,647
Retained earnings                                              385,811                 317,376
Cumulative foreign currency translation adjustments            (24,273)                (41,534)
                                                             ---------               ---------
                                                             1,261,624               1,175,911
                                                             ---------               ---------
                                                             5,874,208               5,721,128
                                                             =========               =========

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE 3 MONTHS ENDED NOVEMBER 30
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

                                                                        2002               2001
                                                                      ---------------------------
REVENUE                                                                633,563            642,580
Operating expenses                                                     302,293            334,177
Selling general and administrative expenses                            154,767            137,313
                                                                      --------          ---------
                                                                       176,503            171,090
Amortization of intangibles                                              4,375              4,375
Amortization of property, plant and equipment                           19,211             17,984
Other amortization                                                       1,382                838
                                                                      --------          ---------
                                                                       151,535            147,893
Financing expenses                                                     (92,332)          (104,910)
Dividend income                                                          1,533              1,358
                                                                      --------          ---------
                                                                        60,736             44,341
Gain on sale of CKVU                                                         -             63,020
                                                                      --------          ---------
                                                                        60,736            107,361
Provision for income taxes                                              17,748             19,744
                                                                      --------          ---------
EARNINGS BEFORE THE FOLLOWING                                           42,988             87,617
Minority interests                                                           -              2,075
Interest in earnings of Network TEN                                     25,777             19,442
Interest in loss of other equity accounted affiliates                     (330)                 -
Realized currency translation adjustment                                     -             (1,000)
                                                                      --------          ---------
NET EARNINGS FOR THE PERIOD                                             68,435            108,134
                                                                      ========          =========
NET EARNINGS PER SHARE
 Basic                                                                $   0.39          $    0.61
 Diluted                                                              $   0.36          $    0.60

                               2003 INTERIM REPORT TO SHAREHOLDERS
                                    FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE 3 MONTHS ENDED NOVEMBER 30
(UNAUDITED)
(In thousands of Canadian dollars)

                                                                        2002          2001
                                                                      ---------------------
Retained earnings - beginning of year, as previously reported         317,376       475,053

Adjustment for adoption of new accounting pronouncements                    -      (170,695)
                                                                      -------       -------

Retained earnings - beginning of the year, as adjusted                317,376       304,358

Net earnings for the period                                            68,435       108,134
                                                                      -------       -------

Retained earnings - end of period                                     385,811       412,492
                                                                      =======       =======

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE 3 MONTHS ENDED NOVEMBER 30
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

                                                                            2002                   2001
                                                                         ---------------------------------
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the period                                                 68,435                 108,134
Items not affecting cash
   Amortization                                                             27,410                  25,620
   Interest paid in kind                                                    28,374                  25,209
   Future income taxes                                                       2,092                   4,335
   Interest in earnings of Network TEN                                     (25,777)                (19,442)
   Interest in loss of other equity accounted affiliates                       330                       -
   Minority interests                                                            -                  (2,075)
   Realized currency translation adjustments                                     -                   1,000
   Gain on sale of CKVU                                                          -                 (63,020)
                                                                         ---------               ---------
                                                                           100,864                  79,761
Investment in film and television programs                                 (56,774)                (78,451)
Amortization of film and television programs                                39,696                  46,247
Other changes in non-cash operating accounts                              (184,745)               (150,217)
                                                                         ---------               ---------
                                                                          (100,959)               (102,660)
                                                                         ---------               ---------

INVESTING ACTIVITIES
Other investments                                                             (560)                      -
Proceeds from sale of other investments                                          -                  87,000
Proceeds from divestitures                                                       -                 133,039
Purchase of property, plant and equipment                                   (5,358)                (14,475)
                                                                         ---------               ---------
                                                                            (5,918)                205,564
                                                                         ---------               ---------

FINANCING ACTIVITIES
Issuance of long term debt                                                  89,076                       -
Repayment of long term debt                                                (39,675)                (91,622)
Issuance of share capital                                                       17                      62
Net change in bank loans and advances                                       27,858                  (8,094)
                                                                         ---------               ---------
                                                                            77,276                 (99,654)
                                                                         ---------               ---------
NET CHANGE IN CASH                                                         (29,601)                  3,250
CASH - BEGINNING OF YEAR                                                    61,090                  19,489
                                                                         ---------               ---------

CASH - END OF PERIOD                                                        31,489                  22,739
                                                                         =========               =========

CASH FLOW PER SHARE
   Basic                                                                 $    0.57               $    0.45
   Diluted                                                               $    0.54               $    0.44

The notes constitute an integral part of the consolidated financial statements.

                               2003 INTERIM REPORT TO SHAREHOLDERS
                                    FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 3 MONTHS ENDED NOVEMBER 30, 2002 AND 2001
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

1. SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, production and distribution of film and television programming and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting, entertainment and publishing and online operations. In Canada, the Television Broadcasting segment includes the operation of the Global Television Network, Global Prime and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The Entertainment segment includes the operation of CanWest Entertainment, a producer and distribution of film and television programs. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Corporate and Other segment includes the Company's 57.5% economic interest in the TEN Group Pty Limited, which owns and operates Australia's TEN Television Network ("Network TEN") and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland's Ulster Television plc ("UTV").

The Company's broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues, include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

2. ACQUISITIONS AND DIVESTITURES

(a) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

(b) On October 31, 2001, the Company completed the sale of CKVU Sub Inc. and received proceeds of $133.0 million.

(c) On September 12, 2001, the Company completed the sale of CF Television Inc. and received proceeds of $87.0 million.

3. INVESTMENT IN NETWORK TEN

The Company owns approximately 15% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.5% of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 50% of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

CANWEST GLOBAL COMMUNICATIONS CORP.

SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                               As of
                                                                   ---------------------------
                                                                   November 30       August 31
                                                                      2002              2002
Assets
 Current assets                                                    263,631            285,303
 Other assets                                                        1,850              4,825
 Property, plant and equipment                                      74,427             71,875
 Long term investments                                               6,203              2,188
 Intangibles                                                       252,068            246,305
 Goodwill                                                           50,489             49,304
                                                                   -------            -------
                                                                   648,668            659,800
                                                                   =======            =======

Liabilities and Shareholders' Equity
 Current liabilities                                               191,438            191,736
 Long term liabilities                                             383,094            442,975
 Subordinated debentures issued to the Company                      40,154             40,154
 Share capital                                                      40,146             40,146
 Retained earnings (deficit)                                        (4,461)           (52,232)
 Cumulative foreign currency translation adjustment                 (1,703)            (2,979)
                                                                   -------            -------
                                                                   648,668            659,800
                                                                   =======            =======

OTHER CONSOLIDATED FINANCIAL DATA

                                                                        For the three months
                                                                         ended November 30
                                                                   ----------------------------
                                                                    2002                  2001
Cash flow from operations (1)                                      51,400                38,700
                                                                   ======               =======

Distributions paid                                                      -               111,900
                                                                   ======               =======

Capital expenditures                                                4,600                 7,500
                                                                   ======               =======

(1) Cash flow from operations before changes in non-cash operating accounts.

                               2003 INTERIM REPORT TO SHAREHOLDERS
                                    FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                                       For the three months
                                                                         ended November 30
                                                                      -----------------------
                                                                       2002             2001
Revenue                                                               185,124         148,136
Operating expenses                                                    119,221          97,846
                                                                      -------         -------
Operating profit before amortization                                   65,903          50,290
Amortization of property, plant, equipment and other                    3,662           3,416
                                                                      -------         -------
                                                                       62,241          46,874
Financing expenses                                                    (29,668)        (22,779)
                                                                      -------         -------
                                                                       32,573          24,095
Provision for income taxes                                              9,828           7,289
                                                                      -------         -------
Earnings before the following                                          22,745          16,806
Minority interests                                                         42             721
                                                                      -------         -------
Net earnings for the period                                            22,787          17,527
Interest in respect of subordinated debentures held by the Company     24,984          18,368
                                                                      -------         -------
Earnings for the year before interest in respect of subordinated
debentures                                                             47,771          35,895
                                                                      =======         =======

SUMMARY STATEMENT OF RETAINED EARNINGS

                                                                     For the three months
                                                                       ended November 30
                                                                    ----------------------
                                                                      2002          2001
Retained earnings (deficit) - beginning of year                     (52,232)        94,142

Earnings for the period before interest in respect of
 subordinated debentures                                             47,771         35,895

Distributions paid                                                        -       (123,984)

                                                                    -------       --------

Retained earnings (deficit) - end of period                          (4,461)         6,053
                                                                    =======       ========

The Company's economic interest in Network TEN's earnings for the three months ended November 30, 2002 is $25.8 million (2001- $19.4 million).

4. LONG TERM DEBT

In October 2002, Fireworks Entertainment Inc., a subsidiary of the Company, secured a stand alone credit facility with a syndicate of lenders. The facility is a three year revolving facility collateralized by certain assets of Fireworks Entertainment Inc. and bears interest at floating rates of LIBOR plus 2.25% to 3.5%. The US$110 million total commitment under this facility is based on acceptable receivables; as at November 30, 2002 total availability was US$63.3 million, of which US$57.2 million was advanced.

CANWEST GLOBAL COMMUNICATIONS CORP.

5. EARNINGS PER SHARE

The following table provides a reconciliation of the denominators used in computing basic and diluted earnings and cash flow per share. Cash flow is defined as cash flow from operations excluding amortization of and investment in film and television programs and changes in non-cash operating accounts.

                                                                                 For the three months
                                                                                   ended November 30
                                                                         --------------------------------------
                                                                             2002                       2001
Basic weighted average shares outstanding during the period              177,064,433                176,649,477
Dilutive effect of options                                                     4,115                     26,710
Dilutive effect of preference shares                                      11,117,534                  4,860,661
                                                                         -----------                -----------

Diluted weighted average shares outstanding during the period            188,186,082                181,536,848
                                                                         ===========                ===========

During the period, the Company had 1,748,747 options outstanding which would have been antidilutive (2001 - 1,669,553 options).

6. STOCK BASED COMPENSATION

The Company utilizes the intrinsic value approach to accounting for stock compensation expense. No stock options were issued during the period. The pro forma cost of stock option expense for the three months ended November 30, 2002 was $309,033 (2001 - $289,916) A value of $4,238,967 will be charged to pro forma earnings in future periods according to the vesting terms of the options. The resulting pro forma net earnings and diluted earnings per share for the three months ended November 30, 2002 are $0.39 and $0.36, respectively (2001 - $0.61 and $0.59).

7. CONTINGENCY

On March 5, 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CBL's former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

8. SUBSEQUENT EVENTS

(a) Subsequent to the end of the period, the Company elected to redeem all of its outstanding Series 2 preference shares recorded at $50.0 million for an aggregate redemption price of $57.7 million. The shares were redeemed on December 18, 2002 and the Company financed the redemption through its senior credit facility.

(b) In December 2002 the Company received an interim distribution from Network TEN of approximately $30 million.

(c) In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7 million; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million) and $6.8 million respectively.

(d) In April 2003, the Company issued US$200 million in 7.625% senior unsecured notes due April 15, 2013. The proceeds were used to finance the repayment of $275 million of obligations under the 12.125% junior subordinated notes.

9. SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting and entertainment industries in Canada, New Zealand, Ireland and Australia.

                               2003 INTERIM REPORT TO SHAREHOLDERS
                                    FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in Canadian dollars is as follows:

                                                                  For the three months
                                                                   ended November 30
                                                                 ----------------------
                                                                  2002            2001
REVENUE
Television
Canada                                                           212,537        200,768
Canada - operations in development                                 1,969              -
New Zealand - TV3/4                                               26,211         18,363
Ireland - TV3                                                     10,101          8,532
                                                                 -------        -------
                                                                 250,818        227,663

Radio - New Zealand                                               17,845         15,304
Entertainment - Canada                                            48,044         57,528
Publications - Canada                                            314,302        339,197
Online operations - Canada                                         5,594          5,267
Inter-segment revenues                                            (3,040)        (2,379)
                                                                 -------        -------

TOTAL REVENUE                                                    633,563        642,580
                                                                 =======        =======
OPERATING PROFIT
Television
Canada                                                            81,821         75,483
Canada - operations in development                                  (424)             -
New Zealand - TV3/4                                                7,243            718
Ireland - TV3                                                      3,987          3,300
                                                                 -------        -------
                                                                  92,627         79,501

Radio - New Zealand                                                5,354          4,270
Entertainment - Canada                                             1,615          4,100
Publications - Canada                                             82,250         89,602
Online operations - Canada                                          (456)        (1,899)
                                                                 -------        -------

SEGMENT OPERATING PROFIT                                         181,390        175,574
Corporate expenses                                                 4,887          4,484
                                                                 -------        -------
OPERATING PROFIT                                                 176,503        171,090
                                                                 =======        =======

10. U.S. GAAP RECONCILIATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In certain circumstances GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the last annual financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

REVISION OF 2002 AND PRIOR PERIOD'S INFORMATION

The Company's 2001 and subsequent periods net income has been revised to reflect certain adjustments to previously reported net income in accordance with US GAAP for the accounting for derivative financial instruments. The Company has determined, notwithstanding their designation as hedges and achievement of their intended economic purpose, that its cross currency interest rate and interest rate swaps did not meet all of the criteria required for hedge accounting under FAS 133. As result, the unrealized gains and losses on derivative financial instruments are included in net income as they arise whereas previously these amounts were included in other comprehensive income. These adjustments resulted in increasing net income for the three months ended November 30, 2002 by $0.5 million (net income taxes of ($1.9 million) and decreasing net income for the three months ended November 30, 2001 by $19.2 million (net of income taxes of ($8.4 million)).

CONSOLIDATED STATEMENTS OF EARNINGS

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

                                                                                    For the three months
                                                                                      ended November 30
                                                                                 ------------------------
                                                                                   2002           2001
                                                                                 Revised          Revised
Net earnings in accordance with Canadian GAAP                                      68,435         108,134
Pre-operating costs - net of tax of ($242) (2001 - $946)                              748            (810)
Realization of cumulative currency translation adjustments net of tax of nil            -           1,000
Integration costs related to CanWest Publications net of tax of $109                 (193)              -
Programming costs imposed by regulatory requirement
 net of tax of $620 (2001 - $714)                                                    (822)           (946)
Equity accounted affiliates in trust net of tax of nil                                  -           3,375
Unrealized gains (losses) on interest rate and cross currency
 interest rate swaps net of taxes of $1,856 (2001-($8,382))                           457         (19,281)
                                                                                 --------      ----------

Net earnings in accordance with U.S. GAAP before
 cumulative effect of adoption of new accounting policies                          68,625          91,472

Cumulative effect of adoption of new accounting
 policies net of tax of $2,500                                                          -        (170,695)
                                                                                 --------      ----------

Net earnings (loss) in accordance with U.S. GAAP                                   68,625         (79,223)
                                                                                 ========      ==========

Earnings per share:

Net earnings before cumulative effect of adoption of new accounting policies
 Basic                                                                           $   0.39       $    0.52
 Diluted                                                                         $   0.36       $    0.50

Net earnings (loss)
 Basic                                                                           $   0.39      ($    0.45)
 Diluted                                                                         $   0.36      ($    0.44)

                                   2003 INTERIM REPORT TO SHAREHOLDERS
                                   FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

The following financial information has been prepared on a combined basis to proportionately consolidate the Company's 57.5% interest in Network TEN. This financial information is supplemental to the Company's consolidated financial statements and is designed to provide more complete disclosure of the scope of the Company's operations.

COMBINED STATEMENTS OF EARNINGS
FOR THE 3 MONTHS ENDED NOVEMBER 30
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

                                                           2002         2001
                                                         --------     ---------
Revenue                                                   740,009       727,758
Operating expenses                                        520,725       523,268
                                                         --------     ---------
Operating profit before undernoted                        219,284       204,490
Corporate and development expenses                          4,887         4,484
                                                         --------     ---------
Operating profit before amortization (EBITDA)             214,397       200,006
Amortization of intangibles                                 4,375         4,375
Amortization of capital assets                             21,228        18,944
Other amortization                                          1,471         1,842
                                                         --------     ---------
Earnings before financing expenses (EBIT)                 187,323       174,845
Financing expenses                                        (95,001)     (107,447)
Dividend income                                             1,533         1,358
                                                         --------     ---------
                                                           93,855        68,756
Gain on sale of CKVU                                            -        63,020
                                                         --------     ---------
Earnings before income taxes                               93,855       131,776
Provision for income taxes                                 25,090        25,132
                                                         --------     ---------
Earnings before the following                              68,765       106,644
Minority interests                                              -         2,490
Interest in loss of equity accounted affiliates              (330)            -
Realized currency translation adjustment                        -        (1,000)
                                                         --------     ---------

Net earnings                                               68,435       108,134
                                                         ========     =========
Net earnings per share: (1)
Basic                                                    $   0.39     $    0.61
Diluted                                                  $   0.36     $    0.60

(1) Earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the three months of 177,064,433 (2001 - 176,649,477).

CANWEST GLOBAL COMMUNICATIONS CORP.

COMBINED BALANCE SHEETS
(UNAUDITED)
(In thousands of Canadian dollars)

                                                                As of
                                                     --------------------------
                                                     November 30,    August 31,
                                                        2002            2002
ASSETS
Current Assets
Cash                                                       57,391        66,904
Accounts receivable                                       682,605       527,475
Income taxes recoverable                                    5,548        67,253
Inventory                                                  14,908        19,836
Investment in film and television programs                136,907       161,771
Future income taxes                                        29,174        30,013
Other                                                      19,409        19,654
                                                     ------------    ----------
                                                          945,942       892,906
Other investments                                         166,149       163,619
Investment in film and television programs                366,551       317,176
Property, plant and equipment                             727,303       734,499
Other assets                                              105,752       106,750
Intangibles and goodwill                                3,880,125     3,870,526
                                                     ------------    ----------
                                                        6,191,822     6,085,476
                                                     ============    ==========
LIABILITIES
Current Liabilities
Bank loans and advances                                    27,858             -
Accounts payable and accrued liabilities                  410,261       479,365
Film and program accounts payable                          83,720        64,834
Deferred revenue                                           69,236        60,596
Current portion of long term debt                         156,670       187,167
                                                     ------------    ----------
                                                          747,745       791,962
Long term debt                                          3,634,748     3,566,116
Other accrued liabilities                                  89,707       100,259
Future income taxes                                       457,998       451,228
                                                     ------------    ----------
                                                        4,930,198     4,909,565
                                                     ------------    ----------
SHAREHOLDERS' EQUITY
Capital stock                                             896,439       896,422
Contributed surplus                                         3,647         3,647
Retained earnings                                         385,811       317,376
Cumulative foreign currency translation adjustments       (24,273)      (41,534)
                                                     ------------    ----------
                                                        1,261,624     1,175,911
                                                     ------------    ----------
                                                        6,191,822     6,085,476
                                                     ============    ==========

                                    2003 INTERIM REPORT TO SHAREHOLDERS
                                    FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

COMBINED STATEMENTS OF RETAINED EARNINGS
FOR THE 3 MONTHS ENDED NOVEMBER 30
(UNAUDITED)
(In thousands of Canadian dollars)

                                                                    2002      2001
                                                                  ------------------
Retained earnings, - beginning of year, as previously reported    317,376    475,053

Adjustment for adoption of new accounting pronouncements                -   (170,695)
                                                                  -------   --------
Retained earnings - beginning of year, as adjusted                317,376    304,358

Net earnings for the period                                        68,435    108,134
                                                                  -------   --------

Retained earnings - end of period                                 385,811    412,492
                                                                  =======   ========

CANWEST GLOBAL COMMUNICATIONS CORP.

COMBINED STATEMENTS OF CASH FLOWS
FOR THE 3 MONTHS ENDED NOVEMBER 30
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

                                                       2002        2001
                                                    ---------------------
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the period                            68,435     108,134
Items not affecting cash
  Amortization                                         29,517      27,584
  Interest paid in kind                                28,374      25,209
  Future income taxes                                   2,092       4,207
  Interest in loss of equity accounted affiliates         330           -
  Minority interests                                        -      (2,490)
  Gain on sale of CKVU                                      -     (63,020)
  Realized currency translation adjustments                 -       1,000
                                                    ---------   ---------
                                                      128,748     100,624
Investment in film and television programs            (56,774)    (78,451)
Amortization of film and television programs           39,696      46,247
Other changes in non-cash operating accounts         (150,232)   (186,743)
                                                    ---------   ---------
                                                      (38,562)   (118,323)
                                                    ---------   ---------
INVESTING ACTIVITIES
Other investments                                        (560)          -
Proceeds from sale of other investments                     -      87,000
Proceeds from divestitures                                  -     133,039
Purchase of property, plant and equipment              (8,028)    (18,794)
                                                    ---------   ---------
                                                       (8,588)    201,245
                                                    ---------   ---------
FINANCING ACTIVITIES
Dividends paid                                              -           -
Issuance of long term debt                             89,076           -
Repayment of long term debt                           (79,314)    (75,860)
Issuance of share capital                                  17          62
Net change in bank loans and advances                  27,858      (8,094)
                                                    ---------   ---------
                                                       37,637     (83,892)
                                                    ---------   ---------
NET CHANGE IN CASH                                     (9,513)       (970)
CASH - BEGINNING OF PERIOD                             66,904      29,718
                                                    ---------   ---------

CASH - END OF PERIOD                                   57,391      28,748
                                                    =========   =========

CASH FLOW FROM OPERATIONS PER SHARE: (1)
  Basic                                             $    0.73   $    0.57
  Diluted                                           $    0.68   $    0.55

(1) Cash flow from operations per share have been calculated on the basis of the weighted average number of shares outstanding during the three months of 177,064,433 (2001 - 176,649,477).

                             2003 INTERIM REPORT TO SHAREHOLDERS
                             FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

COMBINED BUSINESS SEGMENT INFORMATION (1)
(UNAUDITED)
(In thousands of Canadian dollars)

                                                           For the three months
                                                             ended November 30
                                                 -----------------------------------------
                                                  2002            2001             2001
                                                 Actual          Actual        Proforma (2)
REVENUE
Television
Canada                                           212,537         200,768         200,768
Australia - Network TEN                           96,239          74,538          74,538
New Zealand - TV3 and TV4                         26,211          18,363          18,363
Ireland - TV3                                     10,101           8,532           8,532
                                                 -------         -------       ---------
                                                 345,088         302,201         302,201
Television operations in development - Canada      1,969               -               -
Radio - New Zealand                               17,845          15,304          15,304
Entertainment - Canada                            48,044          57,528          57,528
Publications - Canada                            314,302         339,197         312,868
Outdoor - Australia                               10,207          10,640          10,640
On-line Operations - Canada                        5,594           5,267           5,267
Inter-segment revenues                            (3,040)         (2,379)         (2,379)
                                                 -------         -------       ---------

TOTAL REVENUE                                    740,009         727,758         701,429
                                                 =======         =======       =========
OPERATING PROFIT
Television
Canada                                            81,821          75,483          75,483
Australia - Network TEN                           37,025          27,643          27,643
New Zealand - TV3 and TV4                          7,243             718             718
Ireland - TV3                                      3,987           3,300           3,300
                                                 -------         -------       ---------
                                                 130,076         107,144         107,144
Television operations in development - Canada       (424)              -               -
Radio - New Zealand                                5,354           4,270           4,270
Entertainment - Canada                             1,615           4,100           4,100
Publications - Canada                             82,250          89,602          80,995
Outdoor - Australia                                  869           1,273           1,273
On-line Operations - Canada                         (456)         (1,899)         (1,899)
                                                 -------         -------       ---------

SEGMENT OPERATING PROFIT                         219,284         204,490         195,883
                                                 -------         -------       ---------
Corporate expenses                                 4,887           4,484           4,484
                                                 -------         -------       ---------

OPERATING PROFIT (EBITDA)                        214,397         200,006         191,399
                                                 =======         =======       =========

(1)  Combined results include the Company's 57.5% economic interest in Network
     TEN.

(2) Proforma results exclude the results of Community newspapers sold effective August 7, 2002.